SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 2, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X                Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release – AngloGold Ashanti Announces Completion of Anglo American
Offering

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
AGA10.07
AngloGold Ashanti Announces Completion of Anglo American Offering
AngloGold Ashanti Limited (“AngloGold Ashanti”) is pleased to note the announcement by Anglo American plc
(“Anglo American”) that Anglo American has completed an offering of 67.1 million ordinary shares of AngloGold
Ashanti in the form of ordinary shares and American Depositary Shares (“ADS”) priced at US$44.00 per ADS
(US$44.11 inclusive of uncertificated securities tax) and ZAR300.61 per ordinary share (exclusive of uncertificated securities tax). The offering, which was launched on 1 October 2007, was increased from the earlier announced
61 million ordinary shares. The offering price represents discounts of 6.16% and 7.84% to the closing prices of our ADSs and ordinary shares in New York and Johannesburg respectively on Friday, 28 September 2007. The offering is scheduled to settle on 9 October 2007.
After the completion of the offering, Anglo American's holding in AngloGold Ashanti will be 17.3%.
Goldman Sachs International acted as the global coordinator for the offering and Goldman Sachs International and UBS Investment Bank were joint bookrunners for the offering.
A final prospectus supplement for the offering will be filed with the U.S. Securities and Exchange Commission as soon as possible. Copies of the final prospectus supplement may be obtained from the offices of Goldman Sachs
International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom, telephone: +44 20 7774
1000 or UBS Limited, 1 Finsbury Avenue, London EC2M 2PP, United Kingdom, telephone: +44 20 7567 8000.
Queries
Tel:                                   Mobile
E-mail:
South Africa
Charles Carter
+27 (0) 11 637 6385
+27 (0) 82 330 5373
cecarter@AngloGoldAshanti.com
Steve Lenahan
+27 (0) 11 637 6248
+27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Johannesburg
2 October 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: October 2, 2007
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary